EXHIBIT 99.1

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, unless stated otherwise)

	March 31, 2026	September 30, 2025
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$4,699,793	$2,913,019
Restricted cash	134,822	198,413
Accounts receivable, net	1,010,993	2,703,806
Inventories	11,227	214,989
Contract assets, net	1,860,487	1,698,439
Advance to suppliers	1,474,357	1,033,044
Loans and interests receivable from third parties	456,404	640,257
Prepayment and other receivables, net	190,871	222,344
Deferred offering costs	—	52,960
TOTAL CURRENT ASSETS	9,838,954	9,677,271

Property and equipment, net	711,640	718,495
Right-of-use assets – operating leases	231,176	287,540
Restricted cash – non-current	300,000	300,000
Contract assets, net – non-current	1,213,016	1,944,014
Prepayments for acquisition	1,615,031	688,299
Software, net	72,373	83,154
TOTAL NON-CURRENT ASSETS	4,143,236	4,021,502
TOTAL ASSETS	13,982,190	13,698,773

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	2,458,684	2,254,530
Current portion of long-term loans	290,975	802,681
Operating lease liabilities – current	230,251	180,792
Contract liabilities	98,667	163
Accounts payable	1,254,196	2,069,321
Other payables and accrued liabilities	1,609,248	1,473,367
Due to shareholders	11,172	70,846
Taxes payable	1,582,238	1,863,597
TOTAL CURRENT LIABILITIES	7,535,431	8,715,297

NON-CURRENT LIABILITIES
Long-term loans	439,396	60,201
Operating lease liabilities – non-current	115,193	163,120
TOTAL NON-CURRENT LIABILITIES	554,589	223,321
TOTAL LIABILITIES	8,090,020	8,938,618

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.00001 par value, 4,900,000,000 shares authorized, 1,024,834 and 690,000 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively*	10	7
Preference shares, $0.00001 par value, 100,000,000 shares authorized, no shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively*	—	—
Additional paid in capital	10,192,926	6,566,686
Statutory reserves	186,225	186,225
Accumulated deficits	(4,251,259)	(1,768,370)
Accumulated other comprehensive loss	(235,732)	(224,393)
TOTAL SHAREHOLDERS’ EQUITY	5,892,170	4,760,155

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,982,190	$13,698,773

* Shares and per share data are presented on a retroactive basis to reflect the 1 – for – 10 reverse split effected on June 4, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars, unless stated otherwise)

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues	$2,329,460	$8,748,945
Cost of revenues	(2,017,374)	(8,260,142)
GROSS PROFIT	312,086	488,803

OPERATING EXPENSES
Selling expenses	—	(12,487)
General and administrative expenses	(2,736,409)	(812,848)
TOTAL OPERATING EXPENSES	(2,736,409)	(825,335)

LOSS FROM OPERATIONS	(2,424,323)	(336,532)

OTHER EXPENSE
Interest expenses, net of interest income	(48,725)	(57,566)
Other finance cost	(7,065)	(7,016)
Other expense, net	(2,776)	(1,770)
Total other expense, net	(58,566)	(66,352)

LOSS BEFORE INCOME TAXES	(2,482,889)	(402,884)

INCOME TAXES BENEFITS	—	34,069

NET LOSS	(2,482,889)	(368,815)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(11,339)	(61,856)

COMPREHENSIVE LOSS	$(2,494,228)	$(430,671)

Loss per share
Basic and diluted*	$(2.90)	$(0.67)

Weighted average number of shares outstanding
Basic and diluted*	856,600	550,000

* Shares and per share data are presented on a retroactive basis to reflect the 1 – for – 10 reverse split effected on June 4, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, unless stated otherwise)

						Accumulated
	Ordinary		Additional		Accumulated	Other
	Shares*		Paid	Statutory	(Deficits)	Comprehensive
	Shares	Amount	in Capital	Reserve	Profits	(Loss) Income	Total
Balance as of September 30, 2024	550,000	$6	$2,860,566	$186,225	$1,519,737	$(182,071)	$4,384,463

Net loss for the period	—	—	—	—	(368,815)	—	(368,815)
Foreign currency translation adjustments	—	—	—	—	—	(61,856)	(61,856)
Balance as of March 31, 2025 (unaudited)	550,000	$6	$2,860,566	$186,225	$1,150,922	$(243,927)	$3,953,792

Balance as of September 30, 2025	690,000	$7	$6,566,686	$186,225	$(1,768,370)	$(224,393)	$4,760,155
Issuance of ordinary shares in registered direct offering	172,069	1	2,856,242	—	—	—	2,856,243
Issuance of ordinary shares for consulting services	162,765	2	769,998	—	—	—	770,000
Net loss for the period	—	—	—	—	(2,482,889)	—	(2,482,889)
Foreign currency translation adjustments	—	—	—	—	—	(11,339)	(11,339)
Balance as of March 31, 2026 (unaudited)	1,024,834	$10	$10,192,926	$186,225	$(4,251,259)	$(235,732)	$5,892,170

* Shares and per share data are presented on a retroactive basis to reflect the 1 – for – 10 reverse split effected on June 4, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, unless stated otherwise)

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,482,889)	$(368,815)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	29,413	19,301
Amortization	13,240	12,828
Provision for credit losses	587,714	128,917
Stock compensation expenses	385,000	1,994
Deferred tax benefits	—	(39,494)
Non-cash operating lease expense	77,492	19,583
Changes in operating assets and liabilities:
Accounts receivable	1,630,412	26,495
Contract fulfilment costs	—	2,367,999
Inventories	207,400	(370,906)
Contract assets	220,212	(1,625,078)
Prepayment and other receivables	28,873	45,139
Advance to suppliers	(22,959)	36,504
Operating lease liabilities	(22,267)	(21,575)
Accounts payable	(867,823)	45,437
Contract liabilities	96,979	(420,121)
Other payables and accrued liabilities	104,766	167,375
Taxes payable	(333,683)	(96,165)
NET CASH USED IN OPERATING ACTIVITIES	(348,120)	(70,582)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	(509,860)
Prepayment for purchase of an equity investment	(891,261)	—
Repayment received from a third party	417,438	—
Loans to third parties	(240,505)	—
NET CASH USED IN INVESTING ACTIVITIES	(714,328)	(509,860)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for deferred offering costs	(532,173)	(18,600)
Gross proceeds from registered direct financing	3,441,376	—
Repayments of shareholder loans	(219,941)	—
Proceeds from shareholder loans	—	351,941
Proceeds from bank loans and third-party loans	2,968,841	2,086,906
Repayments of bank loans and third-party loans	(2,996,640)	(980,528)
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,661,463	1,439,719

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH AND RESTRICTED CASH	124,168	(41,184)
NET INCREASE IN CASH AND RESTRICTED CASH	1,723,183	818,093
CASH AND RESTRICTED CASH, BEGINNING OF THE PERIOD	3,411,432	1,157,314
CASH AND RESTRICTED CASH, END OF THE PERIOD	$5,134,615	$1,975,407

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$139,101	$112,160
Cash paid for interests	$67,028	$57,566

The following table provides a reconciliation of cash and restricted cash reported within the Condensed Consolidated Balance Sheets that sum to the total of the same amounts shown in the Condensed Consolidated Statements of Cash Flows:
Cash	$4,699,793	$1,780,760
Restricted cash	434,822	194,647
Total cash and restricted cash shown in the Condensed Consolidated Statements of Cash Flows	$5,134,615	$1,975,407

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 1– Nature of business and organization

WF International Limited (“WF”), an exempted company with limited liability, was incorporated on March 2, 2023, under the laws of the Cayman Islands. WF has no substantive operations other than holding all of the outstanding shares of its subsidiaries. WF and its subsidiaries are hereafter referred as the “Company”.

The Company, through its wholly owned subsidiaries in the People’s Republic of China (“China” or the “PRC”), engages in the provision of supply, installation, fitting-out and maintenance services for heating, ventilation, and air conditioning (“HVAC”) system, fresh air ventilation system, and floor heating systems for large-scaled commercial projects and commercial real estate development clients that offer high-end fully furnished homes.

Organization and Reorganization

WF completed the following organization and reorganization under common control of it then existing shareholders, who collectively owned majority of the share capital of WF prior to the reorganization.

On March 22, 2023, WF established Shan You International Group Limited (“Shanyou HK”) under the laws of the Hong Kong. Shanyou HK is a holding company and has no substantive operations.

On April 28, 2023, Shanyou HK established Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd. (“WFOE” or “Sichuan Shanyou”) under the laws of the PRC. WFOE is also a holding company and has no substantive operations.

On May 8, 2023, WFOE completed the acquisition of 5% of the equity interests in Chengdu Shanyou HVAC Engineering Co., Ltd. (“Shanyou HVAC”) in a consideration of approximately RMB 0.5 million (approximately $68,000) pursuant to an equity transfer agreement. The consideration for the above transfer was determined with reference to the net asset value of Shanyou HVAC as of March 31, 2023. Shanyou HVAC was established on June 3, 2009 under the laws of the PRC and conducts substantially all of the Company’s operations.

On May 22, 2023, the Company entered into a share subscription agreement with the then existing shareholders of Shanyou HVAC, pursuant to which WF issue 70% of its equity interests to the then existing shareholders in a consideration of RMB12.1 million (approximately $1.7 million). The consideration was determined with reference to the net asset value of Shanyou HVAC as of May 22, 2023.

On May 22, 2023, the Company entered into a share subscription agreement, pursuant to which WF issue 30% of its equity interests to Emerald Investments International, LLC in a consideration of $816,000. The consideration for the above transfer was agreed between the parties on an arm’s length basis and determined with reference to the net asset value of the Company as of September 30, 2022. The payment of consideration will be settled by waiver of shareholder loans provided by Emerald Investments International, LLC to the Company for its IPO cost.

On May 29, 2023, WFOE completed the acquisition of 95% of the equity interests in Chengdu Shanyou HVAC in a consideration of RMB11.6 million (approximately $1.6 million) pursuant to an equity transfer agreement. The consideration was determined with reference to the net asset value of Shanyou HVAC as of May 22, 2023. Upon completion of the acquisition, Shanyou HVAC became the wholly owned subsidiary of WFOE.

Before and after reorganization, the Company, together with its subsidiaries (as indicated above), was effectively controlled by the majority shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

The accompanying unaudited condensed consolidated financial statements reflect the activities of WF and each of the following entities:

Name	Background	Ownership
Shan You International Group Limited	· A Hong Kong company · Incorporated on March 22, 2023 · A holding company	100% owned by WF
Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd.	· A PRC limited liability company · Incorporated on April 28, 2023 · Registered capital of RMB1,000,000 (approximately $0.2 million) · A holding company	100% owned by Shanyou HK
Chengdu Shanyou HVAC Engineering Co., Ltd.	· A PRC limited liability company
· Incorporated on June 3, 2009
· Registered capital of RMB12,000,000 (approximately $1.9 million)
	· Supply, installation, fitting-out and maintenance services for HVAC systems, fresh air ventilation systems, floor heating systems and water purification systems	100% owned by WFOE
WF International Nevada LLC (“WF Nevada”)	· A US limited liability company · Incorporated on December 27, 2023 · A holding company	100% owned by WF
Chengdu Wufang Boyuan Innovation Technology Co., Ltd. (“Wufang Boyuan”)	· A PRC limited liability company · Incorporated on April 25, 2025 · Registered capital of RMB50,000,000 (approximately $6.9 million) · A holding company	100% owned by WF Nevada

Note – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries as of March 31, 2026. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

In the opinion of the Company’s management, the unaudited condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these unaudited condensed consolidated financial statements and accompanying notes in conformity with U.S. GAAP requires the use of management estimates. These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s annual consolidated financial statements and accompanying notes included in its Annual Report on Form 20-F for the fiscal year ended September 30, 2025.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates reflected in the Company’s consolidated financial statements include the discount rate used for right-of-use assets and lease liabilities calculation, the useful lives of property and equipment and software, impairment of long-lived assets, impairment of contract fulfilment costs, allowance for credit losses for accounts receivables, contract assets, loans and interests receivable from third parties and other receivables, realizable value of deferred tax assets and uncertain tax position, and other provisions and contingencies.

The Company believes that the estimates utilized in preparing its unaudited condensed consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company’s subsidiaries in China conducts their businesses in the local currency, Renminbi (RMB), as its functional currency. The Company’s subsidiary in Hong Kong conducts its business in the local currency, Hong Kong dollar, as its functional currency. The functional currency of WF and WF Nevada is U.S. dollar. In general, for consolidation purposes, assets and liabilities of the Company’s subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive (loss) income with in the statements of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments included in accumulated other comprehensive loss amounted to $235,732 and $224,393 as of March 31, 2026 and September 30, 2025, respectively. The balance sheet amounts, with the exception of shareholders’ equity on March 31, 2026 and September 30, 2025 were translated at 6.8980 RMB and 7.1190 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the six months ended March 31, 2026 and 2025 were 7.0061 RMB and 7.2308 RMB to $1.00, respectively. The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong.

Cash

Cash comprises cash at banks and on hand, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains its bank accounts in the United States, which are insured by Federal Deposit Insurance Corporation (“FDIC”) at a limit of $250,000 per depositor, in Hong Kong, which are eligible for Hong Kong Deposit Protection Scheme (HKD 500,000 per depositor), and in mainland China, which are insured by the People’s Bank of China Financial Stability Department (“FSD”) under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance, while there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank, including both principal and interest.

Restricted cash

Restricted cash represents (i) required cash deposits amounted to $300,000 held in the indemnification escrow account in connection with the IPO of the Company with maturity date at 36th month anniversary of the closing of the IPO; and (ii) cash deposits as collateral for letter of guarantee issued by a bank to secure performance-related contingent obligations, such as quality claim deductibles. The Company is required to keep amounts equal to 3%-10% of the total amounts of the contracts to be performed on deposits that are subject to withdrawal restriction with a fixed maturity period of 24 months.

Accounts receivable, net

Accounts receivable includes receivables mainly from customers that represent revenues earned but not yet collected. Accounts receivable, net are initially measured at fair value and subsequently measured at their amortized cost less allowance for expected credit losses.

Contract assets and contract liabilities

Contract assets include amounts due under retainage provisions and revenue recognized in excess of amounts billed.

Retainage receivable represents amounts invoiced to customers where payments have been partially withheld as a form of security until contractual provisions are satisfied. Retainage agreements vary from project to project and balances could be outstanding for up to five years.

Contract assets represent revenue recognized in excess of amounts billed.

Contract assets have billing term with conditional payment rights that will not be met within twelve months of the reporting date are classified as non-current assets.

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of March 31, 2026 and September 30, 2025, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. Commencing October 1, 2020, the Company adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, the Company has exposure to credit losses for financial assets including accounts receivable, contract assets, other receivables and loans and interests receivable from third parties. The Company considered various factors, including nature, historical collection experience, the age of the financial assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the loss rate. For accounts receivable aged less than one year and non-overdue contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, other receivables and loans and interests receivable from third parties, the Company uses the individual specific valuation method to estimate the credit loss.

Financial assets are presented net of the allowance for credit losses in the Consolidated Balance Sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. As of March 31, 2026 and September 30, 2025, the allowance for accounts receivable was $761,816 and $618,524, respectively, and the allowance of contract assets was $933,944 and $457,308, respectively.

Inventories

Inventories, primarily consisting of the equipment and materials procured by the Company for direct sale and installation projects, are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the specific identification method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Properties	30 years
Automobiles	10 years
Leasehold improvement	Over shorter of the lease term and the remining useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive (loss) income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization and impairment. The Company has obtained a software with the useful life of 5 years. The Company amortizes the cost of the intangible assets over their useful life using the straight-line method. Amortization expense was $13,240 and $12,828 for the six months ended March 31, 2026 and 2025, respectively.

Deferred offering costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are incremental and directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, or to the extent that a cost will be incurred a second time or will not provide a future benefit, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Impairment for long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments include cash, restricted cash, accounts receivable, loans and interests receivable from third parties, other receivables excluding non-refundable security deposits, and liabilities, accounts payable, other payables and accrued liabilities, bank and third-party loans, amounts due to shareholders, and lease liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the period/year end as the interest rates used to discount the contracts approximate market rates. The carrying amount of the long-term bank and third-party loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company’s warrants issued to the Investors or Representative and its designee during public offering were accounted for at fair value on grant date on a non-recurring basis at level 3. The warrants are not traded in an active market; therefore, the Company estimated the fair value to the warrants using the Black-Scholes pricing model as of the issuance date.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2026 and September 30, 2025.

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantially collection.

Performance obligations satisfied over time

The duration of the Company’s system installation project contracts ranges from one year to three years. Revenue of system installation project contracts are generally recognized based on direct measurements of the value transferred to the customer because of continuous transfer of control to the customer and the Company has the right to bill the customer as costs are incurred. The performance obligation includes the HAVC system, heating system and equipment that the Company sells as well as the continuous system installation to be performed. Typically, revenue is recognized over time using an output method to measure progress. Output method recognizes revenues on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised according to the contract milestones. Any expected losses on construction-type contracts in progress are charged to earnings, in total, in the period the losses are identified. Contract costs include all direct equipment, materials and labor costs and those indirect costs related to contract performance, such as indirect labor and supplies.

Part of the Company’s process of identifying whether there is a contract with a customer is to assess whether it is probable that the Company will collect substantially all the consideration to which it will be entitled in exchange for goods or services that will be transferred to the customer. In assessing it is probable that the Company will collect substantially all the consideration, the Company considered the following:

1)	Customary business practice and its knowledge of the customer

The Company procures contracts from large construction companies or government-owned construction companies that are responsible for constructing HAVC or heating systems projects. Historically, the collections from government-owned companies or large construction companies of their accounts receivable for such services did not result in any significant write-down. As a result, the Company believes it will collect substantially all its considerations.

2)	Payment terms

The Company’s contract with the customer has payment terms specified based upon completion of certain conditions. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the purchase and installation contract, 2) arrival of purchased equipment, 3) equipment acceptance, 4) proportional equipment installation completed, 5) project completion, and 6) expiration of warranty. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all the consideration gradually at different stages.

The installation revenues and sales of HVAC and heating systems are combined and considered as one performance obligation. The promises to transfer the equipment and installation are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into one system for which the customer has contracted. The consideration to which we are entitled on our contracts may include both fixed and variable consideration.

Contracts are often modified to account for changes in contract specifications and requirements. Contract modification is represented by change orders that can either increase or decrease contract value, for which a change in scope has been authorized or acknowledged by our customer. Contract modifications that revise contract terms generally result in recognizing the impact of the revised terms prospectively over the remaining life of the modified contract (i.e., effectively like a new contract).

Furthermore, the system installation projects normally include assurance-type warranties that the Company’s performance is free from material defect and consistent with the specifications of the Company’s contracts, which do not give rise to a separate performance obligation. To the extent the warranty terms provide the customer with an additional service, such as extended maintenance services, such warranty is accounted for as a separate performance obligation even though it is embedded in the system and installation sale contract, which is generally between one to five years after installation.

The Company has no obligations for returns, refund or similar obligations of its system installation projects.

Performance obligations satisfied at a point in time

Revenue from sales of products requires the Company to deliver equipment on a one-time basis or based upon customers’ delivery notice, which is generally one year or less. The sales contracts are with one obligation to perform which is satisfied at a point in time. It is the point in time when the equipment is delivered and accepted by customers. The control of equipment, which include air-conditioners (equipment in HVAC systems) and water heating boilers (equipment in floor heating systems) are transferred to the customers at the point that customers accept the products in accordance with ASC 606-10-25:27 for the following reasons: (1) the customers do not control the products during the shipping process; (2) the customers could not receive and consume the benefits provided by the products until they are accepted by the customer, also the customers do specify certain elements of the products, but there do not create a practical or contractual restriction on the Company’s ability to transfer the products to another customer. The Company is able to redirect the products to another customers at little or no additional cost and therefore it has an alternative use to the Company; (3) the Company does not have an enforceable right to payment for performance completed to date.

In general, the Company controls the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Revenue is presented in the consolidated statements of operations and comprehensive income net of value added taxes. The Company is not subject to refund of previously paid or delivered amounts, rebates, return after acceptance. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs of equipment are recorded in the consolidated statements of operations and comprehensive income under the caption “Cost of revenues” upon customer acceptance following delivery of the equipment to the project work site.

Revenue from other services mainly include installation, maintenance and repair services which are outside of the contract of system installation projects or products sales. The duration of the service is usually less than one month. The Company recognizes the revenue from services at the point of time when the service is completed and accepted by the customers. Historically, the revenue from these services has been immaterial.

The Company’s disaggregate revenue streams are summarized and disclosed in Note 15.

The Company has no material incremental costs of obtaining contracts with customers and did not have any amortization expense.

Value added taxes (“VAT”)

Revenue represents the invoiced value of products or service, net of VAT. The VAT is based on gross sales price and VAT rates range from 3% to 13% depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The current income tax is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. Income tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax base, net operating loss carryforwards and credits. In principle, deferred tax liabilities and assets are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that more likely than not they will be realized. Deferred tax is calculated using tax rates that are expected to apply to the period when the deferred assets and liabilities are expected to be reversed or settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also included in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Other finance costs

Other finance costs represented costs directly attributable to the Company’s loans, including guarantee fees and banking service fees levied by financial institutions. All other finance costs are amortized over the contractual term of the underlying loans via the effective interest method, with the unamortized portion being deducted from the carrying amount of the related loans.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from translation of financial statement items denominated in a currency other than the Company’s reporting currency.

(Loss) earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net (loss) income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2026 and 2025, there were no dilutive shares.

Warrants

Warrants issued by the Company are classified as equity instruments. The proceeds received, or the fair value of the warrants issued as part of equity financing, is recorded within additional paid-in capital upon issuance. Subsequent transactions, including the exercise or expiration of these warrants, are treated as reclassifications between equity accounts and do not result in the recognition of gain or loss in the consolidated statements of operations and comprehensive (loss) income.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to contribute to these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $76,489 and $62,095 for the six months ended March 31, 2026 and 2025, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss. As of March 31, 2026 and September 30, 2025, statutory reserves were $186,225 and $186,225, respectively.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Lease

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of October 1, 2020 under the modified retrospective approach and elected to early adopt the following lease policies in conjunction with the adoption of ASU 2016-02: the Company elected to apply the package of practical expedients for existing arrangements entered into prior to October 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

The Company determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Company’s incremental borrowing rate is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing rent expense when the lessor makes the underlying asset available to the Company. The Company has elected not to recognize right-of-use assets and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

Share-Based Awards

The Company accounts for share-based awards issued in exchange for employee and non-employee services under ASC 718, Stock Compensation. Share-based awards issued to non-employees for goods or services are measured at the grant-date fair value of the equity instruments issued. For share-based awards that are not subject to vesting, forfeiture, or future service requirements, the full fair value of the awards is recognized as compensation expense on the issuance date.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected to take advantage of the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, that would enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its chief operating decision maker (“CODM”) uses to assess segment performance and to make decisions about resource allocations. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts such as depreciation, amortization and depletion expense to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 in September 2025 and the details of segment reporting is set out in Note 15.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. The Company will adopt this ASU on October 1, 2026. The Company is currently evaluating the impact of this standard on the unaudited condensed consolidated financial statements and related disclosures, and does not expect the adoption of this guidance to have a material impact on its financial position, results of operations and cash flows.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive (loss) income and statements of cash flows.

Note 3 – Accounts receivable, net

Accounts receivable, net, consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Accounts receivable - third parties	$1,772,809	$3,322,330
Less: allowance for credit losses	(761,816)	(618,524)
Total accounts receivable, net	$1,010,993	$2,703,806

Movements of allowance for credit losses are as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
Beginning balance	$618,524	$75,931
Addition	121,571	536,626
Exchange rate effect	21,721	5,967
Ending balance	$761,816	$618,524

Note 4 – Contract assets/(liabilities)

The Company’s contract assets are divided into two parts, including retainage receivables and revenue recognized in excess of amounts billed.

Contract liabilities represent payment received from customers in excess of contract revenue recognized. Contract liabilities increase as the Company advanced payments from customers on certain contracts. Contract liabilities decrease as the Company recognizes revenue from the satisfaction of the related performance obligation. The changes in contract liabilities relate to fluctuations in the timing of customer payment and completion of performance obligations.

The amounts as included in contract assets/(liabilities) consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Contract assets:
Retainage receivables	$1,017,280	$1,492,612
Revenue recognized in excess of amounts billed	2,990,167	2,607,149
Total contract assets	4,007,447	4,099,761

Less: allowance for credit losses	(933,944)	(457,308)
Total contract assets, net	3,073,503	3,642,453
Contract assets, current	1,860,487	1,698,439
Contract assets, non-current	$1,213,016	$1,944,014

Contract liabilities:
Payment received from customers in excess of revenue recognized	$(98,667)	$(163)

Movements of allowance for credit losses are as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
Beginning balance	$457,308	$17,414
Addition	454,856	434,436
Exchange rate effect	21,780	5,458
Ending balance	$933,944	$457,308

During the six months ended March 31, 2026 and 2025, revenue recognized that was included in contract liabilities as of October 1, 2025 and 2024 were nil and $486,554, respectively.

Note 5 – Property and equipment, net

Property and equipment, net, consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Properties(1)	$631,827	$612,213
Automobiles	79,754	77,278
Leasehold improvement	162,446	157,403
Subtotal	874,027	846,894
Less: accumulated depreciation	(162,387)	(128,399)
Property and equipment, net	$711,640	$718,495

(1)	As of March 31, 2026, the Company holds beneficial and underlying legal interests in two apartments, each with approximately 97 square meters, in Chengdu, Sichuan. The real estate ownership certificates for these apartments are currently undergoing application, review and registration procedures with the relevant government authorities. Pursuant to the settlement agreements entered into with a third party real estate developer customer and two employees of the Company, the two employees purchased two apartments from the real estate developer, and the purchase consideration for such apartments was utilized to fully offset the on due accounts receivable associated with the customer’s unpaid project service fees. The employees entered into entrustment agreements with the Company, pursuant to which each employees acknowledges that the Company is the sole owner of the apartments and agrees to hold legal title solely as a nominee, for the exclusive use and benefits of the Company.

Depreciation expense for the six months ended March 31, 2026 and 2025 amounted to $29,413 and $19,301, respectively.

Note 6 – Prepayment for long-term assets

In September 2025, the Company entered into an equity investment agreement to purchase a 49% equity interest in a prospective investee. As of March 31, 2026, the Company made non-interest-bearing advance to the prospective investee amounted to $1,615,031, which is subject to conversion into a 49% equity interest of the prospective investee upon the satisfaction of all closing conditions to the transaction.

Note 7 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Other payables	$385,130	$394,228
Salary payables	710,012	553,631
Accrued expenses and other	514,106	525,508
Total other payables and accrued liabilities	$1,609,248	$1,473,367

Note 8 – Related party balances and transactions

Related party balances

Due to the shareholders

Name of Related Party	Relationship	Nature of Transaction	March 31, 2026	September 30, 2025
			(Unaudited)
Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Shareholder loans	$11,172	$70,846

The amounts due to the shareholders were unsecured, interest-free and repayable on demand.

Lease liability- related parties

Name of Related Party	Relationship	Nature of Transaction	March 31, 2026	September 30, 2025
			(Unaudited)
Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Lease	$16,696	$36,790
Hong Li	Immediate family of Ni Jiang	Lease	328,748	307,122
Total			$345,444	$343,912

Related party transactions

Loan guarantee provided by related parties

As of March 31, 2026 and September 30, 2025, Ke Chen and Jinshan Yao provided guarantees for the Company’s bank loans for up to $1,393,089 and $1,337,066, respectively. As of March 31, 2026 and September 30, 2025, Ke Chen undertook to fully compensate, indemnify, or repay Mianyang Xinxing Financing Guarantee Co., Ltd. for all losses, payments, costs and liabilities it incurs if it is forced to perform its guarantee in relation to the Company’s bank loans amounted to $138,066 and nil, respectively.

As of March 31, 2026 and September 30, 2025, Ke Chen provided guarantees for the Company’s loans borrowed from an independent third party amounted to $62,130 and $100,335, respectively.

Pledges provided by related parties

As of March 31, 2026, a real estate property owned by Jinshan Yao and Ke Chen was pledged to Bank of Chengdu for the Company’s bank loans amounted to $405,915.

As of September 30, 2025, two real estate properties owned by Jinshan Yao and Ke Chen’s immediate family were pledged to Bank of Chengdu for the Company’s bank loans amounted to $561,877.

A store owned by Ke Chen was pledged to one of the Company’s major suppliers for a roll-over credit limit amounted to RMB1,000,000 (approximately $144,970) with a period of five years, expiring on February 25, 2031, that can be used during the Company’s purchase transaction.

Lease arrangements with a related party

On August 1, 2021, the Company entered into an operating lease agreement with Ke Chen to rent an office of 485.12 square meters for annual rent of $40,486 (RMB288,000). The lease term is five years which ended on July 31, 2026.

On April 20, 2023, the Company entered into a lease agreement with Ke Chen to rent an office of 73.84 square meters for an annual rent of approximately $3,589 (RMB24,000). The lease term is five years which ends on April 19, 2028.

On April 1, 2025, the Company entered into a lease agreement with Hong Li to rent an office of 1,013.43 square meters for an annual rent of approximately $112,745 (RMB802,632). The lease term is three years which ends on March 31, 2028.

Note 9 – Credit facilities

Short-term loans – banks

Outstanding balances on short-term bank loans consist of the following as of March 31, 2026:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount
				(Unaudited)
Bank of China	November 24, 2026	3.00%	Ke Chen and Jinshan Yao acted as co-borrower	$724,847
Bank of China	November 20, 2026	3.00%	Ke Chen and Jinshan Yao acted as co-borrower	434,909
Bank of Chengdu	December 7, 2026	3.20%	Guaranteed by Ke Chen and Jinshan Yao	724,848
Industrial and Commercial Bank of China	July 27, 2026	3.10%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	501,595
Industrial and Commercial Bank of China	July 30, 2026	3.10%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	72,485
Total				$2,458,684

Outstanding balances on short-term bank loans consist of the following as of September 30, 2025:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Bank of China	November 24 2025 (Fully repaid in November 2025)	3.10%	No collateral or guarantee	$702,345
Bank of China	November 20, 2025 (Fully repaid in November 2025)	3.10%	No collateral or guarantee	421,408
Bank of Chengdu	December 2, 2025 (Fully repaid in December 2025)	3.60%	Guaranteed by Ke Chen and Jinshan Yao	153,111
Bank of Chengdu	December 9, 2025 (Fully repaid in December 2025)	3.60%	Guaranteed by Ke Chen and Jinshan Yao	421,408
Industrial and Commercial Bank of China	July 27, 2026	3.10%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	486,023
Industrial and Commercial Bank of China	July 30, 2026	3.10%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	70,235
Total				$2,254,530

 Long-term loans – banks

Outstanding balances on long-term bank loans consist of the following as of March 31, 2026:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount
				(Unaudited)
Weizhong Bank	December 23, 2026	10.44%	Guaranteed by Ke Chen	$124,260
Weizhong Bank	November 23, 2027	10.99%	Guaranteed by Ke Chen and Mianyang Xinxing Financing Guarantee Co., Ltd.	138,066
Bank of Chengdu	December 21, 2027	3.20%	Guaranteed by Ke Chen and Jinshan Yao and pledged by a real estate property owned by Jinshan Yao and Ke Chen	405,915
				$668,241

Outstanding balances on long-term bank loans consist of the following as of September 30, 2025:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Weizhong Bank	December 23, 2026	10.44%	Guaranteed by Ke Chen	$200,670
Bank of Chengdu	December 20, 2025 (Fully repaid in December 2025)	4.00%	Guaranteed by Ke Chen and Jinshan Yao and pledged by two real estate properties owned by Ke Chen, Jinshan Yao and Ke Chen’s immediate family	561,877
Total				$762,547

Long-term loans – a third party

Outstanding balances on long-term third-party loans consist of the following as of March 31, 2026:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount
				(Unaudited)
Huaneng Guicheng Trust	December 23, 2026	10.44%	Guaranteed by Ke Chen	$62,130

Outstanding balances on long-term third-party loans consist of the following as of September 30, 2025:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Huaneng Guicheng Trust	December 23, 2026	10.44%	Guaranteed by Ke Chen	$100,335

Interest expense pertaining to the above loans for the six months ended March 31, 2026 and 2025 amounted to $60,988 and $57,566, respectively.

Note 10 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

United States

The U.S. subsidiary WF Nevada is subject to a federal corporate income tax rate of 21%. The State of Nevada does not impose any state corporate income tax. WF Nevada had no assessable income that was derived in the United States for the assessment years of 2026 and 2025.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, Shanyou HK, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. Shanyou HK is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2026 and 2025.

PRC

WFOE and its subsidiary Shanyou HVAC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Significant components of the provision for income taxes are as follows:

	For the Six Months Ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Current	$—	$5,425
Deferred	—	(39,494)
Provision for income taxes	$—	$(34,069)

Income tax expense reconciliation are as follows:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Loss before income tax	$(2,482,889)	$(402,884)
Cayman Islands statutory income tax rate	0%	0%
Income tax calculated at statutory rate	—	—
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	(331,504)	(43,629)
Effect of valuation allowance on deferred tax assets(1)	316,419	—
Tax effect of non-deductible expenditure	178,726	49,054
Utilization of operation loss carryforwards	(163,641)	(39,494)
Income tax (benefits) expense	$—	$(34,069)

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of the date as stated therein:

Deferred tax assets – China

Significant components of deferred tax assets were as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
Allowance for credit losses	$443,492	$281,441
Impairment	170,871	165,566
Net operating loss carryforwards	213,928	54,408
Accrued expenses	100,233	86,923
Gross deferred tax assets	928,524	588,338
Less: valuation allowance(1)	(928,524)	(588,338)
Deferred tax assets, net	$—	$—

Allowance for credit losses and impairment must be approved by the Chinese tax authority prior to being deducted as an expense item on the tax return. Accrued expenses also caused the temporary difference and can be deducted as an expense item on the tax return when actually paid by the Company.

The Company has net operating losses carryforwards arising in China of $855,881 and $214,810 as of March 31, 2026 and September 30, 2025, respectively, that expires in five years for offsetting against future taxable profits.

(1)	The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. On the basis of this evaluation, the Group recognized a valuation allowance against deferred tax assets of $928,524 and nil for the six months ended March 31, 2026 and 2025, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and September 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
VAT taxes payable	$494,807	$654,885
Income taxes payable	1,024,337	1,129,433
Other taxes payable	63,094	79,279
Totals	$1,582,238	$1,863,597

Note 11 – Concentration and risks

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB500,000. As of March 31, 2026, cash and restricted cash balance of RMB33,138,585 ($4,804,086) was deposited with financial institutions located in China, of which RMB31,930,936 ($4,629,014) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company also has the bank accounts at financial institutions in Hong Kong, where there is HKD500,000 standard deposit insurance coverage limit per depositor, pursuant to Hong Kong Deposit Protection Scheme. As of March 31, 2026 and September 30, 2025, no bank balance exceeded the insured limit. The Company also has the bank accounts at financial institutions in the United States, where there is $250,000 standard deposit insurance coverage limit per depositor, per FDIC-insured bank and per ownership category. As of March 31, 2026 and September 30, 2025, no bank balance exceeded the insured limit. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the United States.

The Company is also exposed to risk from its accounts receivable, contract assets, loans and interests receivable from third parties and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment and supportable future information.

Foreign exchange risk

The Company’s PRC Subsidiaries have functional currency in RMB. PRC Subsidiaries’ expense transactions are denominated in RMB and their assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions to obtain short-term funding or commercial factoring companies in exchange for cash flow from accounts receivables for certain project, or obtain financial support from the Company’s related parties and shareholders to resolve the liquidity shortage.

Interest rate risk

The Company is exposed to interest rate risk as there were short-term and long-term loans outstanding. Although interest rates for the Company’s loans are about fixed for the terms of the loans, and interest rates are subject to change upon renewal.

Customer concentration risk

For the six months ended March 31, 2026, three customers accounted for 31.1%, 28.0% and 13.9% of the Company’s total revenues. For the six months ended March 31, 2025, three customers accounted for 27.0%, 22.6% and 16.1% of the Company’s total revenues.

As of March 31, 2026, three customers accounted for 13.9%, 11.0% and 10.1% of total balance of accounts receivable. As of September 30, 2025, two customers accounted for 22.9% and 11.5% of total balance of accounts receivable.

Vendor concentration risk

For the six months ended March 31, 2026, one vendor accounted for 53.0% of the Company’s total purchases. For the six months ended March 31, 2025, one vendor accounted for 57.2% of the Company’s total purchases.

As of March 31, 2026, two vendors accounted for 10.8% and 10.8% of the total balance of accounts payable. As of September 30, 2025, one vendor accounted for 40.6% of the total balance of accounts payable.

Note 12 – Shareholders’ equity

Ordinary shares

On May 14, 2026, the board of directors of the Company approved to effect a share consolidation (the “Share Consolidation”) at a ratio of 1-for-10 so that every ten ordinary shares are consolidated into one ordinary share (with the fractional shares rounding up to the next whole share). The Company’s ordinary shares commenced trading on the Nasdaq Stock Market on a post Share Consolidation basis on June 4, 2026. As a result of the Share Consolidation, the par value of the ordinary shares of the Company was changed from $0.000001 per share to $0.00001 per share. All shares and per share amounts and in the consolidated financial statements have been retroactively stated to reflect the effect of the reverse stock split. As of March 31, 2026, the issued and outstanding number of ordinary shares became 1,024,834, presented on a retroactive basis.

IPO Representative’s Warrants

Pursuant to the Underwriting Agreement of the Company’s IPO, the Company issued to the Representative and its designee warrants (the “IPO Representative’s Warrants”) to purchase 70,000 ordinary shares. The IPO Representative’s Warrants are exercisable at a per share exercise price of $4.00 equal to IPO price and are exercisable at any time and from time to time, in whole or in part, during the period commencing on April 2, 2025 and terminating on March 31, 2030. Neither the IPO Representative’s Warrants nor any of the shares issued upon exercise of the IPO Representative’s Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days following April 2, 2025.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to their own shares and meet the requirements for equity classification. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. The fair value of these warrants was $111,979, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $4.00, risk free rate of 3.95%, expected term of five years; exercise price of the warrants of $4.00, volatility of 311.23%; and expected future dividends of nil.

Giving retroactive effect to the 1-for-10 reverse stock splits on the Company’s ordinary shares that became effective on June 4, 2026, as of March 31, 2026, 7,000 warrants in connection with IPO funding was outstanding, with an exercise price of $40.00 and remaining life of 4 years.

November 2025 registered direct offering warrants

On November 6, 2025, the Company closed a registered direct offering (the “November 2025 registered direct offering”) of 1,720,688 units (the “Units”), each consisting of (i) one ordinary share, par value $0.000001 per share, of the Company, and (ii) one accompanying warrant (the “November 2025 registered direct offering investors warrants”) to purchase one ordinary share, at $2,00 per Unit. The November 2025 registered direct offering investors warrants are exercisable immediately upon issuance and have an initial exercise price of $2.00 per share, subject to certain adjustments, and will expire five years from the date of issuance. On November 7, 2025, the Company adjusted the exercise price of the November 2025 registered direct offering investors warrants from $2.00 per share to $0.75 per share.

Pursuant to the placement agency agreement in connection to the November 2025 registered direct offering, the Company issued to the placement agents and its designee warrants (the “November 2025 registered direct offering placement agents warrants”) to purchase 86,034 ordinary shares with exercise price of $2.5 per share. The November 2025 registered direct offering placement agents warrants are exercisable at any time and from time to time, in whole or in part, during the period commencing on November 6, 2025 and terminating on November 4, 2028.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to their own shares and meet the requirements for equity classification. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. The fair value of these warrants was included in additional paid-in capital, where the November 2025 registered direct offering placement agents warrants were considered a direct cost of the offering, whereas the November 2025 registered direct offering investors warrants formed a component of the placement units. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

	As of Grant Date
	November 2025 registered direct offering
	Investors warrants	Placement agents warrants
Number of shares exercisable*	172,069	8,603
Exercise price*	$7.5	$25
Stock price*	$9.8	$9.8
Expected years	5	3
Risk-free interest rate	3.69%	3.58%
Expected volatility	98.15%	98.15%
Fair value	$1,323,369	$36,568

* Giving retroactive effect to the 1-for-10 reverse stock split effected on June 4, 2026.

February 2026 ordinary shares issued for consulting services

In February 2026, the Company entered into consulting services agreements (the “Consulting Agreement”) with two consultants (the “Consultants”), pursuant to which the Company engaged the Consultants to provide certain consulting services. As compensation for such services, the Company agreed to issue the Consultant an aggregate of 1,627,649 shares of its ordinary shares, par value $0.000001. Giving retroactive effect to the 1-for-10 reverse stock splits on the Company’s ordinary shares became effective on June 4, 2026, 162,765 ordinary shares with par value of $0.00001 were issued to the Consultant. These shares were valued at $770,000, based on the average closing price of the Company’s ordinary shares over the 20 trading days prior to the issuance date. Pursuant to the agreement, the shares issued to the Consultants are not subject to vesting or forfeiture. In addition, the Company has no recourse or substantial disincentives against the Consultants if services are terminated prior to the termination or expiration of the service period. For the six months ended March 31, 2026, the Company recognized stock-based compensation expense of $385,000 on the straight-line basis over the service term.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by PRC Subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC Subsidiaries.

PRC Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, PRC Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. PRC Subsidiaries may allocate a portion of their respective after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of March 31, 2026 and September 30, 2025, the Company collectively attributed $186,225 and $186,225 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, PRC Subsidiaries are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict PRC Subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2026 and September 30, 2025, amounts restricted are the paid-in-capital of PRC Subsidiaries, which amounted to $2,121,581 and $2,121,581, respectively.

Note 13 – Leases

Lease commitments

The Company has entered into three non-cancellable operating lease agreements for office space with related parties, with expiring date on July 31, 2026, April 19, 2028 and March 31, 2028, respectively. The Company accounts for the office leases in accordance with ASC 842. These office leases were classified as operating at inception of the leases. Operating leases result in recognition of right-of-use assets and lease liabilities on the balance sheet. Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the adoption date of October 1, 2020 or commencement date, whichever is earlier. The leases did not provide an explicit or implicit rate of return, the Company determined incremental borrowing rate based on the rates offered by the local banks in PRC at the commencement date in determining the present value of lease payments on the individual lease basis. The incremental borrowing rate for a lease was the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term. The lease does not contain any residual value guarantees or material restrictive covenants. Lease expense for the lease is recognized on the straight-line basis over the lease term.

Operating lease expenses consist of the following:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Rental expense for short-term lease	$5,947	$—
Operating lease cost	77,492	19,583
Total	$83,439	$19,583

Other information about the Company’s leases is as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
Weighted-average remaining term in years
Operating leases	1.95	2.36
Weighted-average discount rate
Operating leases	10.80%	10.80%
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$289,567
Right-of-use assets derecognized for termination of operating lease liabilities	$—	$—

 The following table sets forth the Company’s minimum lease payments in future periods as of March 31, 2026:

Twelve months ending March 31,	Lease payment
(Unaudited)
2027	$246,631
2028	119,836
Thereafter	—
Total lease payments	366,467
Less: discount	21,023
Present value of lease liabilities	$345,444

Note 14 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

Bank guarantees

In the normal course of business, the Company provides bank guarantees to its customers, primarily in connection with its sales of products contracts, to secure the performance of its contractual obligations. These guarantees are typically issued by financial institutions on behalf of the Company in favor of the customers. The bank guarantees are generally on-demand guarantees, which permit the beneficiaries to demand payment upon presentation of a complying claim.

As of March 31, 2026, the Company had outstanding bank guarantees with an aggregate face value of $437,652, with expiration dates ranging from May 2026 to January 2028. While the issuance of these guarantees does not result in a direct cash outflow, certain of the bank guarantees are supported by restricted cash with the issuing banks. As of March 31, 2026, restricted cash related to these guarantees amounted to $134,822 and is included in the restricted cash on the consolidated balance sheets.

The Company does not expect that any material payments will be required under these guarantees, and no liabilities have been recognized in the accompanying consolidated financial statements related to these guarantees as of March 31, 2026.

The maximum potential amount of future payments under these guarantees is equal to the face value of the guarantees outstanding.

Note 15 – Segment information

The Company follows ASC 280, Segment Reporting, which requires companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company primarily engaged in three business lines: HVAC system installation and servicing projects, air conditioner sales, and other customized services. The Company’s chief operating decision-maker (“CODM”), Ms. Ke Chen, review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by ASC 280, the Company considers itself to be operating within one reportable segment.

The CODM’s resource allocation decisions typically affect the overall business rather than any individual business line. As a result, the Company does not allocate shared operating expenses to specific business lines for management reporting, and decisions are made based on consolidated financial results. This is supported by the fact that the Company’s financial systems are not designed to budget, track transactions, or allocate shared costs for reporting operating margins at the business line level or any other detailed level. The Company believes that presenting financial information as a single operating segment aligns with how management organizes and makes decisions about the business.

As all of the Company’s revenues are derived solely from the PRC and all of the Company’s long-lived assets are located in the PRC, no geographical information is presented.

Disaggregated information of revenues, cost of revenues and gross profit by business lines are as follows:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenue - projects	$1,333,893	$8,148,629
Revenue - products	807,945	471,144
Revenue - services	187,622	129,172
Total revenues	$2,329,460	$8,748,945

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cost of revenue – projects	$1,199,323	$7,743,337
Cost of revenue – products	652,795	400,783
Cost of revenue – services	165,256	116,022
Total cost of revenues	$2,017,374	$8,260,142

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Gross profit - projects	$134,570	$405,292
Gross profit - products	155,150	70,361
Gross profit - services	22,366	13,150
Total gross profit	$312,086	$488,803

Revenue by recognition method are as follows:

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenue recognized over time	$1,333,893	$8,148,629
Revenue recognized at a point in time	995,567	600,316
Total revenues	$2,329,460	$8,748,945

Note 15 – Subsequent events

In May 2026, the Company entered into a consulting services agreement (the “Consulting Agreement”) with a consultant (the “Consultants”), pursuant to which the Company engaged the Consultant to provide certain consulting services. As compensation for such services, the Company agreed to issue the Consultant an aggregate of 1,020,408 shares of its ordinary shares, par value $0.000001. These shares were valued at $500,000, based on the average closing price of the Company’s ordinary shares over the 20 trading days prior to the issuance date. The shares issued to the Consultant are subject to an 18-month lock-up.

On May 14, 2026, the board of directors of the Company approved to effect a share consolidation (the “Share Consolidation”) at a ratio of 1-for-10 so that every ten ordinary shares are consolidated into one ordinary share (with the fractional shares rounding up to the next whole share). The Company’s ordinary shares are expected to commence trading on the Nasdaq Stock Market on a post Share Consolidation basis on June 4, 2026. As a result of the Share Consolidation, the par value of the ordinary shares of the Company will be changed from $0.000001 per share to $0.00001 per share. All shares and per share amounts and in the consolidated financial statements have been retroactively stated to reflect the effect of the reverse stock split. Upon execution of the 1-for-10 reverse stock split, the Company recognized additional 18,950 shares of ordinary shares due to round up issue. After the Share Consolidation, the exercise price of the November 2025 registered direct offering investor warrants was adjusted to $3.8671 per share.

On June 24, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with several investors (each a “Purchaser” and collectively, the “Purchasers”), in connection with the issuance and sale (the “Private Placement”) of an aggregate of 1,680,671 ordinary shares, par value $0.00001 per share, of the Company at $1.19 per share for an aggregate purchase price of $2,000,000. The Private Placement was closed on June 26, 2026. In addition, the Company agreed to reduce the exercise price of the November 2025 registered direct offering placement agents warrants and the warrants issued to the investors in the November 2025 registered direct offering from $25.00 per share and $3.8671 per share, respectively, to $1.19 per share, at which the Company sold its ordinary shares to investors in the Private Placement.

The Company has evaluated the impact of events that have occurred subsequent to March 31, 2026, through the date the unaudited condensed consolidated financial statements were available to issue, and concluded that in addition to the event detailed elsewhere in this report, no subsequent events have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements.

Note 17 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of the consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented herein. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2026 and September 30, 2025.

PARENT COMPANY BALANCE SHEETS

	March 31, 2026	September 30, 2025
	(Unaudited)
ASSETS
OTHER ASSETS
Cash	$28,302	$—
Investment in subsidiaries	772,055	2,084,662
Restricted cash - non-current	300,000	300,000
Due from subsidiaries	6,231,047	3,974,656
Prepayment	385,000	116,250
Deferred IPO costs	—	52,960
Total assets	7,716,404	6,528,528

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Other payables	688,172	712,311
Due to a shareholder	1,136,062	1,056,062
Total liabilities	1,824,234	1,768,373

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00001 par value, 4,900,000,000 shares authorized, 1,024,834 and 690,000 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively*	10	7
Preference shares, $0.00001 par value, 100,000,000 shares authorized, no shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively*	—	—
Additional paid-in capital	10,192,926	6,566,686
Deficits	(4,300,766)	(1,806,538)
Total shareholders’ equity	5,892,170	4,760,155

Total liabilities and shareholders’ equity	$7,716,404	$6,528,528

* Shares and per share data are presented on a retroactive basis to reflect the 1 – for – 10 reverse split effected on June 4, 2026.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
OTHER (EXPENSE) INCOME
Equity loss of subsidiaries	$(1,312,607)	$(222,778)
General and administrative expenses	(1,181,621)	(207,892)
Total other expense, net	(2,494,228)	(430,670)

NET LOSS	$(2,482,889)	$(368,815)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,494,228)	$(430,670)
Stock compensation expenses	385,000
Adjustments to reconcile net loss to net cash used in operating activities:
Equity loss of subsidiaries	1,312,607	222,778
Changes in operating assets and liabilities:
Decrease in other receivables	116,250	—
Decrease in other payables	(24,139)	—
Due to related parties	—	207,892
Net cash used in operating activities	(704,510)	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to subsidiaries	(2,256,391)	—
Net cash used in investing activities	(2,256,391)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for deferred offering costs	(532,173)	—
Gross proceeds from registered direct financing	3,441,376	—
Proceeds received from shareholder loans	80,000	—
Net cash provided in financing activities	2,989,203	—

CHANGES IN CASH	28,302	—

CASH AND RESTRICTED CASH, beginning of the period	300,000	—

CASH AND RESTRICTED CASH, end of the period	$328,302	$—